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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D/A

                        UNDER THE SECURITIES ACT OF 1934


                              FAXSAV, INCORPORATED
                              --------------------
                                (Name of Issuer

                         Common Stock, $0.01 par value
                         -----------------------------
                         (Title of Class of Securities)

                                  31210L-10-4
                                  -----------
                                 (CUSIP Number)

                               September 9, 1998
                               -----------------
            (Date of Event which Requires Filing of this Statement)

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                                SCHEDULE 13D/A
-----------------------                                  ---------------------
 CUSIP NO. 31210L-10-4                                     Page 1 of 5 Pages
-----------------------                                  ---------------------

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 1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      WAYNE CLOSE
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
                                                                (b) [_]
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 3    SEC USE ONLY

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 4    SOURCE OF FUNDS*

      PF
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 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

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 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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                     7    SOLE VOTING POWER
     NUMBER OF
                          1,092,500
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             1,092,500
                   -----------------------------------------------------------
      PERSON         10   SHARED DISPOSITIVE POWER

       WITH               0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,092,500
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.52%
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14    TYPE OF REPORTING PERSON*

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       2
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ITEM 1(A)  Name of Issuer

           FAXSAV, INCORPORATED

ITEM 1(B)  Address of Issuer's Principal Executive Offices

           399 THORNALL STREET
           EDISON, NJ  08837

ITEM 2(A)  Name of Person(s) Filing

           WAYNE CLOSE

ITEM 2(B)  Address of Principal Business Office or, if none, residence

           19161 S.E. DEBORA DRIVE
           BORING, OR  97009

ITEM 2(C)  Citizenship

           UNITED STATES

ITEM 2(D)  Title of Class of Securities

           COMMON STOCK, PAR VALUE $0.01

ITEM 2(E)  CUSIP Number

           31210L-10-4

ITEM 3  Source and Amount of Funds

        Securities reported on this Schedule 13D/A were purchased at an aggregate price of $589,531 invested from the personal funds of the Reporting Person.

ITEM 4  Purpose of Transaction

        Securities obtained for the individual account of the Reporting Person for investment purposes only. The Reporting Person has no plans to cause the occurrence of events reportable under Item 4.

ITEM 5  Ownership

        (a) AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,092,500 SHARES

        (b) (i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE:  1,092,500 SHARES

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        (b) (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:  0

        (b) (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:
                  1,092,500 SHARES

        (b) (iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: 0

        (c) TRANSACTIONS WITHIN PAST SIXTY DAYS: DURING THE PERIOD BETWEEN JULY 1, 1998, AND THE DATE OF FILING OF THE REPORTING PERSON'S INITIAL REPORT ON SCHEDULE 13D ON JULY 27, 1998, THE REPORTING PERSON ACQUIRED 900,000 SHARES OF THE COMMON STOCK, PAR VALUE $0.01, OF THE ISSUER AT A WEIGHTED AVERAGE PRICE OF $4.55 PER SHARE THROUGH PURCHASES EFFECTED BY A REGISTERED BROKER OR DEALER. DURING THE PERIOD BETWEEN AUGUST 3, 1998, AND THE DATE OF FILING, THE REPORTING PERSON ACQUIRED 192,500 SHARES OF COMMON STOCK, PAR VALUE $0.01, OF THE ISSUER AT A WEIGHTED AVERAGE PRICE OF $3.0625 PER SHARE THROUGH PURCHASES EFFECTED BY A REGISTERED BROKER OR DEALER.

        (d)  NONE.

        (e)  N/A.

ITEM 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        NONE.

ITEM 7  Material to be Filed as Exhibits

        NONE.

                                       4
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          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            9/18/98                       /s/ Wayne Close
-----------------------------     ----------------------------------
             Date                             Signature

                                   Wayne Close / Reporting Person
                                   ---------------------------------
                                              Name/Title

          The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

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